1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/06/03:	Clarification of Media Report
99.2	Announcement on 2025/06/05:	Announcement of the record date for dividend distribution
99.3	Announcement on 2025/06/05:	Re-appointment of Representative of Juristic

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Clarification of Media Report

Date of events: 2025/06/03

Content:

1.
Date of occurrence of the event: 2025/06/03
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself
4.
Reciprocal shareholding percentage: NA
5.
Name of the reporting media: China Times
6.
Content of the report: Chunghwa Telecom Flagged by Google: Websites May Be Marked “Not Secure” Starting from August
7.
Cause of occurrence: Chunghwa Telecom stated that due to the company's failure to meet the requirements of Google Chrome in time, starting from August 1, Chrome version 139 will stop trusting the new Transport Layer Security (TLS) certificates issued by the Company.
8.
Countermeasures: Starting from August 1, Chunghwa Telecom will temporarily suspend the issuance of website certificates and will actively seek to regain the default trust from Chrome by March 2026.
9.
Any other matters that need to be specified:
(1)
Government agencies or enterprise customers using certificates issued before July 31, 2025, by Chunghwa Telecom will remain their certificate effectiveness before the expiry date.
(2)
The general public will continue to have the same web surfing experience when visiting the websites using certificates issued by Chunghwa Telecom, and the usage of applications related with the government, financial industry, securities, digital certificates will remain unchanged.
(3)
This incident was not caused by a vulnerability in the certificate management system or leakage of private keys, did not involve any information security or network security concerns, and did not have a significant impact on the Company's revenue.

EXHIBIT 99.2

Announcement of the record date for dividend distribution

Date of events: 2025/06/05

Content:

1.
Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2025/06/05
2.
Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend
3.
Type and monetary amount of common stock dividend distribution: To be distributed with cash dividend of NT$ 5.0 per share.
4.
Ex-rights (ex-dividend) trading date: 2025/07/03
5.
Last date before book closure: 2025/07/06
6.
Book closure starting date: 2025/07/07
7.
Book closure ending date: 2025/07/11
8.
Ex-rights (ex-dividend) record date: 2025/07/11
9.
Deadline for applying the conversion of the bond: NA
10.
The closure period for the conversion of the bond will start from the date: NA
11.
The closure period for the conversion of the bond will end on the date: NA
12.
Payment date of common stock cash dividend distribution: 2025/08/08
13.
Any other matters that need to be specified: None

EXHIBIT 99.3

Re-appointment of Representative of Juristic

Date of events: 2025/06/05

Content:

1.
Date of occurrence of the change: 2025/06/05
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder:
(1)
Kung-Yeun Jeng
(2)
Chi-Hwa Chern
4.
Resume of the previous position holder:
(1)
Chairman & President, Taiwan High Speed Rail Corp.
(2)
Director, Department of Industrial Development and International Affairs for Transportation, MOTC
5.
Name of the new position holder:
(1)
Ching-Hwi Lee
(2)
Shin-Yi Chang
6.
Resume of the new position holder:
(1)
Deputy Minister, Ministry of Culture (MOC)
(2)
Director, Accounting Department, MOTC
7.
Reason for the change: Re-appointment
8.
Original term (from __________ to __________): 2025/05/29~2028/05/28
9.
Effective date of the new appointment: 2025/06/05
10.
Any other matters that need to be specified: Based on the re-appointment letter dated June 5, 2025, from the Ministry of Transportation and Communications, the Company's juristic person shareholder.